05035107

VF 3-21-05

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52728

SEC RECEIVED PROCESSING MAR 1 2005 WASHINGTON SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDM INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 POST ROAD EAST
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE (603) 380-5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD WEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDM INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Subscribed and Sworn to before me a Notary Public, in and for County of Fairfield and State of Connecticut, this 23 day of February 2005

Notary Public

ROBERT J. READY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDM Investment Services, Inc.

December 31, 2004

Contents

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Shareholder
RDM Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statement of financial condition of RDM Investment Services, Inc., as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RDM Investment Services, Inc., as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

January 27, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza ◦ New York, NY 10004 ◦ Tel: (212) 269-0572 ◦ FAX: (212) 968-1279

RDM INVESTMENT SERVICES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	143,171
Commission receivable		26,176
Due from clearing broker		50,000
Other receivables		27,792
Other assets		18,699
TOTAL ASSETS	$	265,838

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,111
Due to affiliate		11,741
TOTAL LIABILITIES		19,852
Shareholder's equity:		
Common stock,$.01 par value; authorized 20,000 shares; issued and outstanding 1,000 shares	$	100
Capital in excess of par		184,900
Retained earnings		60,986
TOTAL SHAREHOLDER'S EQUITY	$	245,986
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	265,838

The accompanying notes are an integral part of this financial statement.

RDM Investment Services, Inc.

Notes to Financial Statement

December 31, 2004

Note 1. Organization and net capital

RDM Investment Services, Inc. (the "Company") was incorporated in 2000 in the state of Connecticut. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"). As more fully described in notes three and five, the Company executes orders for a registered investment advisor (the "RIA") on behalf of that advisor's customers on a fully disclosed basis. The RIA is an affiliate.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $50,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2004, the Company's net capital exceeded this requirement by approximately $147,000.

Note 2. Significant accounting policies

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commission income and securities transactions are recorded on a trade date basis.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Brokerage activities

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2004, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

Note 4. Income taxes

The parent company elected to have the Company treated as a "Qualified Subchapter S Subsidiary" under the Internal Revenue Code. As a wholly owned and qualified subsidiary of an S corporation the Company is not liable for federal income taxes for operating income.

For tax purposes the Company's assets, liabilities and items of income, deduction and credit are treated as those of the S corporation parent.

Note 5. Commitments and contingencies

In the normal course of business, the Company may be a party to regulatory or legal proceedings. At December 31, 2004, a legal matter is pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to its financial position or operating results.

Note 6. Related party transactions

The Company has had agreements in place to reimburse its parent company for support services that are provided by the parent.

An affiliate of the Company is also a registered with the Securities and Exchange Commission as an investment adviser. A large percentage of the Company's trades are executed on behalf of customers of the affiliate.